EXHIBIT 99.1

Northern Dynasty: State of Alaska Leaders and Industry Groups Fight Back Against Unwarranted and Unprecedented EPA Action

February 2, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) advises that press releases and statements were issued by the State of Alaska and industry groups  on January 31, 2023 strongly objecting to the EPA’s unprecedented and action to veto mining on the land where the Pebble Project is located in Southwest Alaska.

The State of Alaska issued a press release entitled “EPA’s Preemptive Veto Sets Dangerous Precedent”. Excerpts from the press release are found below:

“EPA’s veto sets a dangerous precedent. Alarmingly, it lays the foundation to stop any development project, mining or non-mining, in any area of Alaska with wetlands and fishbearing streams,” said Alaska Governor Mike Dunleavy. “My Administration will stand up for the rights of Alaskans, Alaska property owners, and Alaska’s future.”

“The veto disregards the Alaska Statehood Act, violates the Clean Water Act, and departs from basic scientific methodology. Of particular concern is EPA’s failure to demonstrate why the Army Corps of Engineers was wrong when it reviewed the same scientific data but arrived at the opposite conclusion-that the proposed mine plan “would not be expected to have a measurable effect on fish numbers or result in long-term changes to the health of the commercial fisheries in Bristol Bay.”

“Responding to EPA’s primary concern-protecting the fish and fish habitat in the Bristol Bay area-Alaska Department of Fish & Game Commissioner Doug Vincent-Lang said, “Alaska’s Title 16 permitting process would ensure protection of fish and fish habitat in the Bristol Bay area. But these statutory protections have been flouted by EPA, choked off before Alaska’s expert habitat and fish biologists had the opportunity to weigh in.”

The entire press release can be viewed at the following link: https://gov.alaska.gov/epas-preemptive-veto-sets-dangerous-precedent/

Alaska’s Attorney General Treg Taylor was quoted in the Anchorage Daily News:

“The State remains committed to defending its property rights, including its right to develop its mineral interest for the benefit of all Alaskan citizens. EPA’s decision has short-circuited the State’s normal process for environmental review, and has instead substituted the opinions of purported “experts” located in Washington, DC. The future of Alaska’s mineral development should be decided at home, by Alaskans. Washington’s overstep into the State’s process was unwarranted and should not be allowed to continue. As such, the State intends to challenge EPA’s decision. The State presented strong legal and policy arguments outlining why EPA’s decision is wrong and we look forward to meeting EPA in court.”

The entire article can be viewed at the following link: https://www.adn.com/business-economy/2023/01/31/what-alaska-leaders-advocacy-groups-and-industries-are-saying-about-epas-pebble-decision/

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Alaska business groups expressed their dismay with the EPA veto decision in a joint statement. Excerpts from the statement are found below:

“Today’s decision places Alaska and the United States at an economic and environmental disadvantage,” said Kati Capozzi, president and CEO of the Alaska Chamber. “The EPA’s veto continues us down a slippery slope of regulatory uncertainty and all those that oppose development in our nation are paying close attention and applauding today’s announcement. Any project on the horizon could be next - be it a road, a wind farm, oil exploration, fisheries and associated infrastructure, or a wastewater treatment plant. The Alaska Chamber remains steadfast in our resolve to ensure all projects receive a fair evaluation.”

“Unfortunately, the only ones who benefit from today’s decision to veto Pebble are foreign adversaries who will receive the investment that could have gone toward domestic mining and construction jobs,” said Alicia Amberg, executive director, Associated General Contractors of Alaska. “When economic and resource development opportunities emerge in Alaska, so does associated infrastructure, and AGC’s members want to build the new infrastructure Alaska needs. We want those jobs, and we want the economic benefits for Alaskans. The preemptive veto of Pebble sends our jobs and opportunities out of Alaska and out of our hands.”

“It is astonishing that the Biden Administration can publicly recognize the massive need for increased mineral production to achieve its renewable energy goals yet take actions that block development of the domestic mineral deposits that would significantly contribute to those needs,” said Deantha Skibinski, executive director, Alaska Miners Association. “Copper is an essential mineral for any renewable energy source, and Pebble is one of the most significant sources of copper in the nation and around the world. Improperly shutting down the opportunity at Pebble puts the nation’s green goals at risk, and the biggest beneficiary of this will be adversarial foreign countries that lack environmental and social values. This decision is a disgrace to Alaskans and Americans.”

Leila Kimbrell, Executive Director for the Resource Development Council for Alaska, Inc. (RDC), released the following statement in response to the EPA’s final determination and preemptive veto of the Pebble Project in the Bristol Bay region.

“Today’s unprecedented action by the EPA is a dangerous abuse of power and federal overreach. Not only does it preemptively veto a proposed project that is still going through the administrative review and appeal process with another federal agency, but it doesn’t just stop there. This decision goes far beyond the proposed project site and withdraws more than 300 square miles of state-owned land from any future development. These were lands selected by the state of Alaska from the federal government at statehood specifically for their mineral-rich deposits. This violates the federal government’s agreement with Alaska and is also an end-run around the federal Alaska National Interest Lands Conservation Act’s (ANILCA) “no more” clause adopted in 1980. RDC has long advocated for stable, science-backed environmental regulatory permitting processes for any development project in Alaska. If the EPA can now be used to avoid these regulatory processes and simply declare any area of state or private land off-limits to development at the wave of a wand, we should all be scared. Today’s decision sets no limit on the federal government stopping future development of our domestic resources in Alaska, or elsewhere, and represents an irresponsible and unbalanced approach to developing our resources in a state with some of the highest environmental standards in the world.”

The Joint Statement and RDC statement can be found at: https://www.akrdc.org/press-releases

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About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward-Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements” under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) the mine plan for the Pebble Project, the financial results of the 2022 PEA, including net present value and internal rates of return, and the ability of the Pebble Partnership to secure the financing to proceed with the development of the Pebble Project, including any stream financing and infrastructure outsourcing,(ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the timing of the appeal process and the ability to successfully appeal the negative Record of Decision (“ROD”) and secure the issuance of a positive ROD by the USACE, (iv) the political and public support for the permitting process, (v) the ability of the Pebble Project to ultimately secure all required federal and state permits, (vi) future metals prices, including the price of copper, (vii) the right-sizing and de-risking of the Pebble Project, (viii) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (ix) exploration potential of the Pebble Project, (x) future demand for copper and gold, (xi) the potential addition of partners in the Pebble Project, (xii) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (xiii) the EPA’s Final Determination process under the Clean Water Act and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project, and (xiv) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies and such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project. Such forward looking statements or information related to the 2022 PEA include but are not limited to statements or information with respect to the mined and processed material estimates; the internal rate of return; the annual production; the net present value; the life of mine; the capital costs, operating costs estimated for each of the Proposed Project and three Expansion Scenarios for the Pebble Project; and other costs and payments for the proposed infrastructure for the Pebble Project (including how, when, where and by whom such infrastructure will be constructed or developed); projected metallurgical recoveries; plans for further development, and securing the required permits and licenses for further studies to consider expansion of the operation; and market price of precious and base metals; or other statements that are not statement of fact. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Assumptions used by NDM to develop forward-looking statements include the following assumptions, all of which are subject to risks (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project, and (vi) any action taken by the EPA in connection with the Final Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the current mine plan may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vii) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in the 2022 PEA and the Company’s Annual Information Form for the year ended December 31, 2021, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2021, and six months ended June 30, 2022, each as filed on SEDAR and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time, and no determination has been made to pursue any of the expansion options identified in the 2022 PEA.

For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

SOURCE: Northern Dynasty Minerals Ltd.

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